SUNBEAM /REGISTERED TRADEMARK/


FOR IMMEDIATE RELEASE:

                          SUNBEAM COMPLETES RECORD YEAR
                     FOR SALES, EARNINGS & GLOBAL EXPANSION

DELRAY BEACH, FLORIDA JANUARY 28, 1998 - Sunbeam Corporation (NYSE:SOC) today an nounced record sales and earnings for its fourth quarter and full year 1997. Sales for the quarter were $338 million, reflecting a 30.6% increase over the prior year period on a comparable basis (excluding discontinued businesses and divested product lines). Before the 1996 special charges taken by the Company to restructure and reposition Sunbeam, earnings per share (diluted) from continuing operations of $0.47 were $0.50 ahead of the loss of $0.03 reported in the fourth quar ter last year. Including these charges earnings per share (diluted) rose $2.76 above the reported $2.29 loss reported in 1996. On a year to date basis, revenue of $1.168 billion was 22.4% above 1996 on a comparable basis and earnings per share (diluted) from continuing operations of $1.41 was $1.51 above the loss of $0.10 reported in 1996, excluding special charges. For the full year of 1997, earnings per share (diluted) rose $3.78 from the loss of $2.37 reported in 1996.

1997 Highlights -- During 1997, the Company completed its restructuring program and initiated a growth strategy that has generated consistent quarterly double digit sales growth throughout the year. The company exited all its non-core businesses in 1997, closed 18 factories, 43 warehouses and 5 headquarters, reduced employment by approximately 50% (half of which reflects reductions related to the disposition of non-core businesses) and substantially reduced its SKU offerings as part of its restructuring program. Concurrent with the restructuring program, the Company also implemented a three year growth plan to strengthen the Sunbeam(R) and Oster(R) brand names and expand distribution globally. Albert J. Dunlap, Sunbeam's Chairman and Chief Executive Officer, said "I am very proud of the dramatic turnaround that we have achieved at Sunbeam in such a short period of time as we continue to execute against our three year growth plans. Our continu ous sales increases of 13%, 17%, 28% and 31% in the four quarters of 1997, for an overall sales increase of 22% for the year, are a clear indication that our strategy is working."

The Company's three year strategy to achieve $1 billion in revenue growth, which it embarked upon in 1997, was fueled by the addition of 25 international distribution/license agreements, the introduction of 35 new U.S. products and 54 new international products along with the contribu tion from 22 factory outlet stores. "We experienced sales growth in all major channels of distri bution, in all regions of the world and in each of our five global businesses, and we gained market share in all of our key product categories, reversing a three year downward trend, " said Mr. Dunlap. Sales to the Company's top 10 retailers were up 15% and 22% in the latest quarter and full year, respectively. International sales which are projected to contribute 40% of the Company's three year growth goal, were up 42%, and 34% for the quarter and full year, respectively. Leading the sales growth internationally was the Asia/Pacific region, up 425%, and the Latin American region, up 32%. "The primary catalyst for this growth has been our ability to improve customer service levels and introduce innovative and differentiated new products at an accelerated pace. As part of the restructuring we implemented a new product development process that has enabled us to reduce new product development time from over 2 years to approximately 6 months," said Mr. Dunlap.

"Equally as important as our strong top line growth was the remarkable improvement in operating margins, year over year, and the continuous margin expansion we delivered through-out the year. We set a three year goal to have 20% operating margins, and we were essentially at that level in the 3rd and 4th quarters this year," said Mr. Dunlap. The Company's operating margins of 20% in the 4th quarter and 17% for the full year reflect the numerous initiatives associated with the restructuring program. "I am pleased with the pace of improvements in our financial performance and expect continued margin enhancement in 1998," Mr. Dunlap said.

1998 Goals -- The Company announced its goals for 1998, which anticipate increases in sales and margins at rates above those experienced in 1997. Mr. Dunlap, commenting on the Company's 1998 revenue goals, said, "We have established sales growth goals that should exceed the impres sive results reported in 1997. In 1998 we will continue our global expansion with the addition of 30 new global products, a dozen more international distribution/license agreements and 10 more outlet stores. We expect to double our media advertising spending to stimulate increased consumer pull for our products and introduce new in-store merchandising programs to assist our retail partners in the promotion and support of our aggressive growth goals." The Company expects to introduce new products in 1998 that will strengthen its global product lines, and market positions, by focusing on technological innovation that satisfies chronic consumer needs.

Commenting on the effect of the economic situation in Asia on the Company's international growth plans, Mr. Dunlap stated, "Sunbeam has an advantage in that we started from a very low base. Unlike other companies which have exported heavily to Asia for years, we still have an ex cellent opportunity to build our business rapidly in that region of the world. Our plans are to ini tially sell our most highly differentiated products in Asia, like our electric blankets, blenders, wa ter and air purifiers, hair clippers and ToastLogic(R) products. Many of the products we will sell there can be sourced from Asian OEM manufacturers, providing flexibility to enhance our growth opportunities in the Asia/Pacific region."

Mr. Dunlap said, "I am confident that we have the right initiatives in place to achieve our goals and further expand operating margins in 1998." The Company plans to increase the amount of out-sourcing in 1998 to help support its sales growth objectives for the Asia/Pacific region and to allow for added capacity without adding bricks and mortar to its existing 8 factories. "Currently our make/buy composition is around 70/30 and I have set a goal for the Company to source around 50% of its products and components by the end of 1998," said Mr. Dunlap.

Mr. Dunlap added, "I have always believed that a merger or acquisition unleashes a quantum leap in creating shareholder value, and I am very eager to make this strategic move in the first half of 1998. We continue to work towards finalizing our plans for merging with, or acquiring, one or more companies that will provide added value to all shareholders. We also remain open to a sale of the Company if that would produce greater value for our shareholders."

Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of brand name products. The Com pany's Sunbeam(R) and Oster(R) brands have been household names for generations, both domesti cally and abroad, and the Company is a market leader in many of its product categories.

CAUTIONARY STATEMENT: Statements contained in this press release, including statements relating to the Company's expectations regarding anticipated performance in the future, are all "forward looking statements" as such term is defined in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from the Company's statements regarding its expectations, goals or projected results, due to various factors, including those set forth in the Company's Cautionary Statements contained in its Form 10-K, filed with the Securities and Ex change Commission on March 31, 1997. The Company will update its Cautionary Statement in its form 10-K, anticipated to be filed in March 1998.

                    ****************************************

Contact:          Rich Goudis
                  Sunbeam Corporation
                  Vice President Investor Relations
                  (561)243-2142


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                      SUNBEAM CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                 (IN MILLIONS)


                                                     YEAR ENDED
                                            -----------------------------
                                            DECEMBER 28,     DECEMBER 29,
                                                1997             1996
                                            ------------     ------------

OPERATING ACTIVITIES
  Net earnings                                 $109.4          ($228.3)
  Depreciation and amortization                  38.6             47.4
  Deferred income taxes                          57.8            (77.8)
  Loss on sale of discontinued                   13.7             32.4
   operations, net of taxes
  Restructuring, impairment and other costs       -              154.9
  Other non-cash special charges                  -              128.8
  Changes in working capital and other,
   including restructuring spending            (227.6)           (43.3)
                                            ------------     ------------
                                                 (8.1)            14.1

INVESTING ACTIVITIES
  Capital expenditures                          (58.3)           (75.3)
  Proceeds from sale of divested operations
   and other assets                              91.0              -
  Other                                           -               (0.9)
                                            ------------     ------------
                                                 32.7            (76.2)

FINANCING ACTIVITIES
  Net borrowings under revolving                  5.0             30.0
   credit facility
  Issuance of long-term debt                      -               11.5
  Payment of debt obligations                   (11.8)            (1.8)
  Proceeds from exercise of stock options        26.6              4.7
  Sale of treasury stock                          -                4.6
  Other                                          (3.5)            (3.7)
                                            ------------     ------------
                                                 16.3             45.3
                                            ------------     ------------

Net increase (decrease) in cash and
 cash equivalents                                40.9            (16.8)

Cash and cash equivalents, beginning
 of period                                       11.5             28.3
                                            ------------     ------------

Cash and cash equivalents, end of period        $52.4            $11.5
                                            ============     ============


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

                      SUNBEAM CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                           (in millions, except EPS)


                                                    YEAR ENDED                 THREE MONTHS ENDED
                                            ---------------------------   ---------------------------
                                            DECEMBER 28,   DECEMBER 29,   DECEMBER 28,   DECEMBER 29,
                                               1997           1996           1997           1996
                                            ------------   ------------   ------------   ------------
Net sales                                     $1,168.2         $984.2         $338.1         $268.9

Cost of goods sold                               837.7          900.6(a)       238.7          309.3(a)
                                            ------------   ------------   ------------   ------------
  Gross profit (deficit)                         330.5           83.6           99.4          (40.4)
  % of sales                                      28.3%           8.5%          29.4%         -15.0%

Selling, general & administrative expense        131.1          214.0(b)        32.7           94.(b)
Restructuring, impairment and other costs          -            154.9            -             154.9
                                            ------------   ------------   ------------   ------------
  Operating earnings (loss)                      199.4         (285.3)          66.7         (289.4)
  % of sales                                      17.1%         -29.0%          19.7%        -107.6%

Interest expense and other, net                   10.2           17.3            4.1            4.0
                                            ------------   ------------   ------------   ------------
  Earnings (loss) from continuing operations
    before income taxes                          189.2         (302.6)          62.6         (293.4)

Income taxes (benefit)                            66.1         (105.9)          20.9         (103.0)
                                            ------------   ------------   ------------   ------------
  EARNINGS (LOSS) FROM CONTINUING OPERATIONS     123.1         (196.7)          41.7         (190.4)

Earnings (loss)  from discontinued operations,
  net of tax                                     (13.7)         (32.4)           -            (32.4)
                                            ------------   ------------   ------------   ------------

Loss on sale of discontinued operations, net     (13.7)         (32.4)           -            (32.4)

  Net earnings (loss)                           $109.4        ($228.3)         $41.7         ($234.7)
                                            ============   ============   ============   ============

EARNINGS (LOSS) PER SHARE FROM CONTINUING
 OPERATIONS:
    BASIC                                        $1.45         ($2.37)         $0.49         ($2.29)
    DILUTED                                      $1.41         ($2.37)         $0.47         ($2.29)
                                            ============   ============   ============   ============
Earnings (loss) per share:
    Basic                                        $1.29         ($2.75)         $0.49         ($2.83)
    Diluted                                      $1.25         ($2.75)         $0.47         ($2.83)
                                            ============   ============   ============   ============
Average number of common shares outstanding:
    Basic                                         84.9           82.9           85.5           83.0
    Diluted                                       87.5           82.9           88.4           83.0

(a) Includes special charges of $92.3
(b) Includes special charges of $42.5


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                      SUNBEAM CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in millions)


                                             December 28,     December 29,
                                                 1997             1996
                                             ------------     ------------
ASSETS
 Current assets:
  Cash and cash equivalents                        $52.4            $11.5
  Receivables, net                                 295.5            213.4
  Inventories                                      256.2            162.3
  Net assets of discontinued operations and other assets
   held for sale                                           -          102.
  Deferred income taxes                             36.7             93.7
  Prepaid expenses and other current assets         17.2             40.4
                                             ------------     ------------
     Total current assets                          658.0            624.1

 Property, plant and equipment, net                240.9            220.1
 Trademarks and trade names, net                   194.4            200.3
 Other assets                                       27.0             28.2
                                             ------------     ------------
                                                $1,120.3         $1,072.7
                                             ============     ============
LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                 105.6            107.3
  Restructuring accrual                             10.9             63.8
  Other current liabilities                         81.6            100.4
                                             ------------     ------------
     Total current liabilities                     198.1            271.5

 Long-term debt                                    194.6            201.1
 Deferred income taxes                              54.6             52.3
 Non-operating and other long-term liabilitie      141.1            152.5

 Shareholders' equity                              531.9            395.3
                                             ------------     ------------
                                                $1,120.3         $1,072.7
                                             ============     ============